FORM 11-K

(Mark One)

☐ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2005 to December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ______________________ to ____________________

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the two fiscal years of the plan (or such lesser period as the plan has in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933.The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Valspar Profit Sharing Retirement Plan
The Valspar 401(k) Employee Stock Ownership for Hourly Employees
The Valspar 401(k) Employee Stock Ownership for Salaried Employees

Date 6/30/2008

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

*Print name and title of the signing officer under his signature.

Exhibit 99.11

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Valspar Corporation 401 (k) Employee Stock Ownership Plan for Hourly Employees, The Valspar Corporation 401 (k) Employee Stock Ownership Plan for Salaried Employees and the Valspar Profit Sharing Retirement Plan on form 11-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N. Treat, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S.C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: 6/30/2008

By: [signature]

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

McGladrey & Pullen
Certified Public Accountants

The Valspar Profit Sharing Retirement Plan

Financial Report
December 31, 2005

SEC Mail Processing
Section

JUL 01 2008

Washington, DC
110

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The Valspar Profit Sharing Retirement Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar Profit Sharing Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 2005 and 2004, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 12, 2006

The Valspar Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

Assets		**2005**		2004
Investments (Note 3):				
Interest in The Valspar Corporation Master Trust	**$**	**252,869,282**	$	244,375,430
Loans (Note 1)		**1,503,331**		1,606,297
		254,372,613		245,981,727
Receivables:				
Employer contributions		**13,858,680**		14,057,952
Net assets available for benefits	**$**	**268,231,293**	$	260,039,679

See Notes to Financial Statements.

The Valspar Profit Sharing Retirement Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Employer contributions (Note 1)	$ 13,858,680	$ 14,120,904
Employee contributions (Note 1)	4,361,800	4,143,054
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	14,078,477	17,157,078
Interest income from loans	84,759	96,407
	32,383,716	35,517,443
Deductions from net assets attributed to:		
Distributions to participants	24,051,882	19,173,957
Other	140,220	198,319
	24,192,102	19,372,276
Net increase	8,191,614	16,145,167
Net assets available for benefits at beginning of year	260,039,679	243,894,512
Net assets available for benefits at end of year	$ 268,231,293	$ 260,039,679

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of the Valspar Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for substantially all employees who are not participants in a defined benefit retirement plan sponsored by the Company. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee) to be the trustee of the Plan.

Eligibility: Under the Plan, employees must be employed by the Company for 12 consecutive months, complete a minimum of 1,000 hours of service during the year, and be employed by the Company on the last day of the plan year to share in the Company's contribution to the Plan.

Contributions: The Company (the Plan Sponsor) annually determines the amount of the employer contribution. Certain employees are eligible for the cash option of the Plan. The cash option allows participants to choose to receive 4 percent of their compensation as a cash payment or to defer this amount as an employee contribution into the Plan. The employer can also make a discretionary contribution between 0 percent and 6 percent of a participant's compensation. For the plan years ended December 31, 2005 and 2004, the employer made a 6 percent discretionary contribution for all participants. Highly compensated and certain other employees are ineligible for the cash option and receive the guaranteed 4 percent of compensation along with their year-end discretionary contribution at the end of the year. All assets of the Plan are to be held for the exclusive benefit of the participants or their beneficiaries.

Vesting: Employee contributions vest immediately, and Company contributions vest only after three years of service (except for instances when participants attain the normal retirement age; are terminated (i) at or after reaching age 60, (ii) on account of disability or (iii) on account of elimination of the participant's job; or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were $47,361 and $79,559 in the years ended December 31, 2005 and 2004, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions must be invested in Company stock. Employees have the ability to diversify all employee contributions. Employees also have full diversification of the Company's matching contribution at age 50.

Participant accounts: Each participant receives the guaranteed 4 percent of their compensation. If the participant is non-highly compensated, they receive the guaranteed 4 percent throughout the year and have the ability to elect to defer the 4 percent to the Plan or take it as income. All highly compensated employees receive the guaranteed 4 percent at the end of the year with no ability to elect to take it as income. Also included in the participant accounts is the Company's additional discretionary contribution (0 percent to 6 percent), if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in the Valspar Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled $1,306,044 and $953,003 on the master trust level, respectively.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: The Plan was amended in 1999 to accept a transfer of assets from the qualified plans maintained by Plasti-Kote and Dexter, Inc., and the Plan is considered the obligee under the terms of certain promissory notes granted to plan participants by the Plasti-Kote and Dexter, Inc. plans. Effective February 1, 2002, the Lilly Industries, Inc. 401(k) Plan and the Farboil, Inc. 401(k) Profit Sharing Plan merged into the Plan, and the Plan is considered the obligee under the terms of certain promissory notes granted to the plan participants by the Lilly Industries and Farboil, Inc. plans. Participants shall be obligated to continue to make payments as and when they become due under the terms of the promissory notes. Rollover contributions into the Plan are also eligible for loans. Interest rates ranged from 5 percent to 10.5 percent for the years ended December 31, 2005 and 2004, respectively. Principal and interest are paid ratably through biweekly payroll deductions over the terms of the notes, which expire through 2008. The loan balance at December 31, 2005 and 2004, was $1,503,331 and $1,606,297, respectively.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments are stated at current fair value as determined by the trustee, which holds the various investments. The trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximate fair value.

Note 2. Significant Accounting Policies (Continued)

Benefits paid to participants in shares of the Company stock are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on February 27, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plans.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 51.4 percent and 51.3 percent on December 31, 2005 and 2004, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 3. Investments (Continued)

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2005	2004
Fidelity U.S. Equity Index Pool	$ 38,799,000	$ 42,247,517
Wells Fargo Small Company Growth Fund I	32,215,823	35,272,424
Western Asset Core Fund	21,953,927	20,125,873
Alliance Growth Fund	41,010,129	40,146,999
Fidelity Managed Income Portfolio II	68,116,140	63,936,295
Valspar Stock Fund	222,737,795	234,995,922
Dodge & Cox Stock Fund	41,206,753	26,244,771
Fidelity Diversified International Fund	23,027,720	13,140,080
Marisco Focus	2,891,742	593,635
Total Master Trust	$ 491,959,029	$ 476,703,516

The net investment income of the Master Trust is as follows:

	Years Ended December 31	
	2005	2004
Interest	$ 2,552,404	$ 2,456,985
Dividends	6,727,554	3,316,009
Net appreciation in fair value of investments	7,636,281	17,659,437
	$ 16,916,239	$ 23,432,431

Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2005 and 2004, the Master Trust purchased 650,739 and 321,200 shares of common stock of the Company at a cost of $22,407,377 and $15,381,464, respectively. Dividends on common stock of the Company received by the Master Trust totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. These transactions are exempt party-in-interest transactions.

McGladrey & Pullen

Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Financial Report

December 31, 2005

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The Valspar 401(k) Employee Stock Ownership Plan
for Hourly Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 2005 and 2004, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 12, 2006

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

Assets	**2005**	2004
Investments (Note 3):		
Interest in The Valspar Corporation Master Trust	**$ 57,324,875**	$ 55,506,783
Loans (Note 1)	**3,399,088**	3,068,773
Net assets available for benefits	**$ 60,723,963**	$ 58,575,556

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Employee contributions (Note 1)	$ 3,648,516	$ 3,950,639
Employer contributions (Note 1)	1,383,274	1,411,653
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	125,862	1,187,104
Interest income from loans	182,060	140,616
	5,339,712	6,690,012
Deductions from net assets attributed to:		
Distributions to participants	4,144,183	3,891,662
Other	97,915	81,866
	4,242,098	3,973,528
Net increase	1,097,614	2,716,484
Transfers from The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees	1,050,793	749,411
Net assets available for benefits at beginning of year	58,575,556	55,109,661
Net assets available for benefits at end of year	$ 60,723,963	$ 58,575,556

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined contribution plan that is available to all hourly employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, beginning in fiscal 1998, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the years ended December 31, 2005 and 2004.

Vesting: Employee contributions vest immediately, and Company contributions vest only after three years of service (except for instances when participants retire at or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were $31,318 and $21,116 in the years ended December 31, 2005 and 2004, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions must be invested in Company stock. Employees have the ability to diversify all employee contributions. Employees can also have full diversification of the Company's matching contribution at age 50.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in the Valspar Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled $1,306,044 and $953,003 on the master trust level, respectively.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: As of May 1, 2000, participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. Participant loans were not permitted prior to May 1, 2000. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4 percent to 10 percent for the years ended December 31, 2005 and 2004, respectively. Principal and interest are paid through after-tax payroll deductions over the term of the notes, which expire through 2011. The loan balance at December 31, 2005 and 2004, was $3,399,088 and $3,068,773, respectively.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments are stated at current fair value as determined by the trustee, which holds the various investments. The trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Note 2. Significant Accounting Policies (Continued)

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 11.7 percent and 11.6 percent on December 31, 2005 and 2004, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate this percent interest due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2005	2004
Fidelity U.S. Equity Index Pool	$ 38,799,000	$ 42,247,517
Wells Fargo Small Company Growth Fund I	32,215,823	35,272,424
Western Asset Core Fund	21,953,927	20,125,873
Alliance Growth Fund	41,010,129	40,146,999
Fidelity Managed Income Portfolio II	68,116,140	63,936,295
Valspar Stock Fund	222,737,795	234,995,922
Dodge & Cox Stock Fund	41,206,753	26,244,771
Fidelity Diversified International	23,027,720	13,140,080
Marsico Focus	2,891,742	593,635
Total Master Trust	$ 491,959,029	$ 476,703,516

Note 3. Investments (Continued)

The net investment income of the Master Trust is as follows:

	Years Ended December 31	
	2005	2004
Interest	$ 2,552,404	$ 2,456,985
Dividends	6,727,554	3,316,009
Net appreciation in fair value of investments	7,636,281	17,659,437
	$ 16,916,239	$ 23,432,431

Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2005 and 2004, the Master Trust purchased 650,739 and 321,200 shares of common stock of the Company at a cost of $22,407,377 and $15,381,464, respectively. Dividends on common stock of the Company received by the Master Trust totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. These transactions are exempt party-in-interest transactions.

McGladrey & Pullen
Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Financial Report
December 31, 2005

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
The Valspar 401(k) Employee Stock Ownership Plan
for Salaried Employees
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan at December 31, 2005 and 2004, and the changes in its financial status for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 12, 2006

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

Assets		**2005**		2004
Investments (Note 3):				
Interest in The Valspar Corporation Master Trust	**$**	**181,764,872**	$	176,821,303
Loans (Note 1)		**3,076,295**		2,466,761
Net assets available for benefits	**$**	**184,841,167**	$	179,288,064

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Employee contributions (Note 1)	$ 12,232,807	$ 11,997,613
Employer contributions (Note 1)	4,109,668	4,109,576
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	2,711,900	5,088,249
Interest income from loans	158,692	132,808
	19,213,067	21,328,246
Deductions from net assets attributed to:		
Distributions to participants	12,522,388	10,989,667
Other	86,783	87,923
	12,609,171	11,077,590
Net increase	6,603,896	10,250,656
Transfers to The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees	(1,050,793)	(749,411)
Net assets available for benefits at beginning of year	179,288,064	169,786,819
Net assets available for benefits at end of year	$ 184,841,167	$ 179,288,064

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined contribution plan that is available to all salaried employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, beginning in fiscal 1998, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the years ended December 31, 2005 and 2004.

Vesting: Employee contributions vest immediately, and Company contributions vest only after three years of service (except for instances when participants retire at or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures were $14,338 and $36,839 in the years ended December 31, 2005 and 2004, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions must be invested in Company stock. Employees have the ability to diversify all employee contributions. Employees also have full diversification of the Company's matching contribution at age 50.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in the Valspar Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. For the years ended December 31, 2005 and 2004, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled $1,306,044 and $953,003 on the master trust level, respectively.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: As of May 1, 2000, participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. Participant loans were not permitted prior to May 1, 2000. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4 percent to 10 percent for the years ended December 31, 2005 and 2004, respectively. Principal and interest are paid through after-tax payroll deductions over the terms of the notes, which expire through 2011. The loan balance at December 31, 2005 and 2004, was $3,076,295 and $2,466,761, respectively.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The trustee is responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments are stated at current fair value as determined by the trustee, which holds the various investments. The trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Note 2. Significant Accounting Policies (Continued)

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 36.9 percent and 37.1 percent on December 31, 2005 and 2004, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2005	2004
Fidelity U.S. Equity Index Pool	$ 38,799,000	$ 42,247,517
Wells Fargo Small Company Growth Fund I	32,215,823	35,272,424
Western Asset Core Fund	21,953,927	20,125,873
Alliance Growth Fund	41,010,129	40,146,999
Fidelity Managed Income Portfolio II	68,116,140	63,936,295
Valspar Stock Fund	222,737,795	234,995,922
Dodge & Cox Stock Fund	41,206,753	26,244,771
Fidelity Diversified International	23,027,720	13,140,080
Marsico Focus	2,891,742	593,635
Total Master Trust	$ 491,959,029	$ 476,703,516

Note 3. Investments (Continued)

The net investment income of the Master Trust is as follows:

	Years Ended December 31	
	2005	2004
Interest	$ 2,552,404	$ 2,456,985
Dividends	6,727,554	3,316,009
Net appreciation in fair value of investments	7,636,281	17,659,437
	$ 16,916,239	$ 23,432,431

Note 4. Transactions With Parties-in-Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2005 and 2004, the Master Trust purchased 650,739 and 321,200 shares of common stock of the Company at a cost of $22,407,377 and $15,381,464, respectively. Dividends on common stock of the Company received by the Master Trust totaled $3,673,823 and $3,499,749 in the years ended December 31, 2005 and 2004, respectively. These transactions are exempt party-in-interest transactions.

McGladrey & Pullen
Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Financial Report
December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
The Valspar 401(k) Employee Stock Ownership Plan
for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the change in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 30, 2008

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets (Note 1)		**2007**		2006
Investments, at fair value (Note 3):				
Interest in The Valspar Corporation Master Trust	**$**	**33,664,294**	$	68,141,419
Loans		**2,189,096**		3,412,650
Net assets available for benefits, at fair value		**35,853,390**		71,554,069
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		**15,556**		76,466
Net assets available for benefits	**$**	**35,868,946**	$	71,630,535

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions (deductions) to net assets attributed to:	
Employee contributions	$ 5,096,279
Employer contributions	1,540,789
Interest in investment loss of The Valspar Corporation Master Trust (Note 3)	(7,446,944)
Interest income from loans	276,671
	(533,205)
Deductions from net assets attributed to:	
Distributions to participants	(7,025,599)
Administrative costs	(82,206)
	(7,107,805)
Net decrease before transfers	(7,641,010)
Transfers:	
Transfers from The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees	1,564,495
Transfers to The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (Note 1)	(29,685,074)
	(28,120,579)
Net decrease after transfers	(35,761,589)
Net assets available for benefits:	
Beginning of year	71,630,535
End of year	$ 35,868,946

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to all hourly employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the year ended December 31, 2007.

Vesting: Employee contributions vest immediately, and Company contributions vest after three years of service (except for instances when participants attain the normal retirement age or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures applied against employer contributions were approximately $27,000 for the year ended December 31, 2007. There were no forfeitures outstanding as of December 31, 2007 and 2006.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $4,375,000 in the year ended December 31, 2007. For the year ended December 31, 2007, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,327,000 on the master trust level.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.50 percent to 9.25 percent for the year ended December 31, 2007. Principal and interest are paid through after-tax payroll deductions over the term of the notes, which expire through 2032.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Transfers to The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees: Effective January 1, 2008, the board of directors of the plan sponsor elected to partially merge the Plan with The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees. This partial merger took place on December 31, 2007, when the funds transfer occurred.

New accounting pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007, for financial assets and liabilities and to reporting periods beginning after November 15, 2008, for nonfinancial assets and liabilities. The Company is currently assessing the potential effect, if any, of SFAS No. 157 on the Plan's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of SFAS No. 115* (SFAS No. 159). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 applies to reporting periods beginning after November 15, 2007. The Company is currently assessing the potential effect, if any, of SFAS No. 159 on the Plan's financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments in the Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. The Trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. The investments in the fully benefit-responsive investment contract (common/collective trust) are stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. As provided in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, the discount rate and the duration of the underlying portfolio securities. Investments in the Valspar Corporation stock are recorded at the net underlying net asset value per unit as determined by the Plan's Trustee, which approximates fair value based on the quoted market price of the Company common stock. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 6.4 percent and 12.2 percent on December 31, 2007 and 2006, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests in returns of the master trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2007, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2007	2006
The Valspar Corporation Stock Fund	$ 187,228,585	$ 237,928,360
Fidelity Managed Income Portfolio II Fund	58,200,667	67,270,944
Dodge & Cox Stock Fund	53,721,196	58,293,583
Fidelity Diversified International Fund	46,578,690	37,207,993
Marsico Focus Fund	46,074,554	6,030,727
Fidelity U.S. Equity Index Fund	40,838,154	43,197,824
Wells Fargo Small Company Growth Fund I	30,860,484	34,864,758
Western Asset Core Fund	23,123,879	23,485,479
Fidelity Freedom 2010 Fund	7,510,509	2,938,413
Fidelity Freedom 2025 Fund	5,489,313	1,761,578
Fidelity Freedom 2015 Fund	5,467,962	1,728,885
Fidelity Freedom 2020 Fund	4,750,473	1,242,907
Fidelity Freedom 2030 Fund	3,855,837	552,435
Fidelity Freedom 2035 Fund	2,891,274	1,065,633
Fidelity Freedom 2040 Fund	2,606,425	471,886
Fidelity Freedom 2045 Fund	1,622,418	379,167
Fidelity Freedom Income Fund	1,381,295	405,585
Fidelity Freedom 2050 Fund	903,825	86,548
Alliance Growth Fund	-	39,373,898
	$ 523,105,540	$ 558,286,603

Note 3. Investments (Continued)

The net investment loss of the Master Trust for the year ended December 31, 2007, is as follows:

Dividends	$ 25,186,549
Net depreciation in fair value of investments	(43,145,454)
	$ (17,958,905)

Note 4. Transactions With Parties in Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2007 and 2006, the Master Trust purchased 1,328,000 shares and 858,812 shares of common stock of the Company at a cost of approximately $35,698,000 and $22,934,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $4,375,000 for the year ended December 31, 2007. These transactions are exempt party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 35,868,946	$ 71,630,535
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(15,556)	(76,466)
Net assets available for benefits per Form 5500	$ 35,853,390	$ 71,554,069

The following is a reconciliation of the net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2007:

Net decrease in net assets available for benefits per the financial statement before transfers	$ (7,641,011)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, beginning of year	76,466
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(15,556)
Net decrease in net assets available for benefits per the Form 5500	$ (7,580,101)

McGladrey & Pullen
Certified Public Accountants

The Valspar Profit Sharing Retirement Plan

Financial Report
December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
The Valspar Profit Sharing Retirement Plan

We have audited the accompanying statements of net assets available for benefits of The Valspar Profit Sharing Retirement Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the change in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 30, 2008

The Valspar Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets (Note 1)		2007		2006
Investments, at fair value (Note 3):				
Interest in The Valspar Corporation Master Trust	$	8,349,905	$	274,948,365
Loans		26,775		1,514,716
Total investments		8,376,680		276,463,081
Employer contributions receivable		82,195		14,874,389
Net assets available for benefits, at fair value		8,458,875		291,337,470
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		8,910		470,904
Net assets available for benefits	$	8,467,785	$	291,808,374

See Notes to Financial Statements.

The Valspar Profit Sharing Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:	
Employee contributions	$ 4,466,834
Employer contributions	224,904
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	3,629,967
Interest income from loans	105,589
	8,427,294
Deductions from net assets attributed to:	
Distributions to participants	(32,622,758)
Adminstrative costs	(212,855)
	(32,835,613)
Net decrease before transfer	(24,408,319)
Transfers to The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (Note 1)	(258,932,270)
Net decrease after transfer	(283,340,589)
Net assets available for benefits:	
Beginning of year	291,808,374
End of year	$ 8,467,785

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of The Valspar Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for substantially all employees who are not participants in a defined-benefit retirement plan sponsored by the Company. The Plan is a defined-contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the Trustee) to be the trustee of the Plan.

Eligibility: Under the Plan, employees must be employed by the Company for 12 consecutive months, complete a minimum of 1,000 hours of service during the year, and be employed by the Company on the last day of the plan year to share in the Company's contribution to the Plan.

Contributions: The Company (the Plan Sponsor) annually determines the amount of the employer contribution. Certain employees are eligible for the cash option of the Plan. The cash option allows participants to choose to receive 4 percent of their compensation as a cash payment or to defer this amount as an employee contribution into the Plan. The employer can also make a discretionary contribution up to 6 percent of a participant's compensation. For the plan year ended December 31, 2007, the Company made a 3 percent discretionary contribution for all participants. Highly compensated and certain other employees are ineligible for the cash option and receive the guaranteed 4 percent of compensation along with their year-end discretionary contribution at the end of the year. All assets of the Plan are to be held for the exclusive benefit of the participants or their beneficiaries.

Vesting: Employee contributions vest immediately, and Company contributions vest after three years of service (except for instances when participants attain the normal retirement age or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. No forfeitures were applied against employer contributions for the year ended December 31, 2007. Total forfeitures outstanding as of December 31, 2007 and 2006 were approximately $241,000 and $126,000, respectively.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions are invested in Company stock. Employees have the ability to diversify all employee contributions.

Participant accounts: Each participant receives the guaranteed 4 percent of their compensation. If the participant is non–highly compensated, they receive the guaranteed 4 percent throughout the year and have the ability to elect to defer the 4 percent to the Plan or take it as a cash payment. All highly compensated employees receive the guaranteed 4 percent at the end of the year with no ability to elect to take it as a cash payment. Also included in the participant accounts is the Company's additional discretionary contribution (up to 6 percent), if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Note 1. Description of the Plan (Continued)

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $4,375,000 for the year ended December 31, 2007. For the years ended December 31, 2007, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,327,000 on the master trust level.

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 5.00 percent to 9.25 percent for the year ended December 31, 2007. Principal and interest are paid through after-tax payroll deductions over the term of the notes, which expire through 2012.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Transfer to The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees: Effective January 1, 2008, the board of directors of the Plan Sponsor elected to partially merge the Plan with The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees. This partial merger took place on December 31, 2007 when the funds transfer occurred.

New accounting pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007, for financial assets and liabilities and to reporting periods beginning after November 15, 2008, for nonfinancial assets and liabilities. The Company is currently assessing the potential effect, if any, of SFAS No. 157 on the Plan's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of SFAS No. 115* (SFAS No. 159). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 applies to reporting periods beginning after November 15, 2007. The Company is currently assessing the potential effect, if any, of SFAS No. 159 on the Plan's financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment valuation: Investments in the Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. The Trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. The investments in the fully benefit-responsive investment contract (common/collective trust) are stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. As provided in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, the discount rate and the duration of the underlying portfolio securities. Investments in the Valspar Corporation stock are recorded at the net underlying net asset value per unit as determined by the Plan's Trustee, which approximates fair value based on the quoted market price of the Company's common stock. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company stock are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on February 27, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, all participants would become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plans for Salaried and Hourly Employees.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 1.6 percent and 49.2 percent on December 31, 2007 and 2006, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

The Plan provides for investments in various investment securities, including employer stock which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2007, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2007	2006
The Valspar Corporation Stock Fund	$ 187,228,585	$ 237,928,360
Fidelity Managed Income Portfolio II Fund	58,200,667	67,270,944
Dodge & Cox Stock Fund	53,721,196	58,293,583
Fidelity Diversified International Fund	46,578,690	37,207,993
Marsico Focus Fund	46,074,554	6,030,727
Fidelity U.S. Equity Index Fund	40,838,154	43,197,824
Wells Fargo Small Company Growth Fund I	30,860,484	34,864,758
Western Asset Core Fund	23,123,879	23,485,479
Fidelity Freedom 2010 Fund	7,510,509	2,938,413
Fidelity Freedom 2025 Fund	5,489,313	1,761,578
Fidelity Freedom 2015 Fund	5,467,962	1,728,885
Fidelity Freedom 2020 Fund	4,750,473	1,242,907
Fidelity Freedom 2030 Fund	3,855,837	552,435
Fidelity Freedom 2035 Fund	2,891,274	1,065,633
Fidelity Freedom 2040 Fund	2,606,425	471,886
Fidelity Freedom 2045 Fund	1,622,418	379,167
Fidelity Freedom Income Fund	1,381,295	405,585
Fidelity Freedom 2050 Fund	903,825	86,548
Alliance Growth Fund	-	39,373,898
	$ 523,105,540	$ 558,286,603

Note 3. Investments (Continued)

The net investment loss of the Master Trust for the year ended December 31, 2007, is as follows:

Dividends	$ 25,186,549
Net depreciation in fair value of investments	(43,145,454)
	$ (17,958,905)

Note 4. Transactions With Parties in Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2007 and 2006, the Master Trust purchased 1,328,000 shares and 858,812 shares of common stock of the Company at a cost of approximately $35,698,000 and $22,934,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $4,375,000 for the year ended December 31, 2007. These transactions are exempt party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 8,467,785	$ 291,808,374
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(8,910)	(470,904)
Net assets available for benefits per Form 5500	$ 8,458,875	$ 291,337,470

The following is a reconciliation of the net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2007:

Net decrease in net assets available for benefits per the financial statement before transfers	$ (24,408,319)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, beginning of year	470,904
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(8,910)
Net decrease in net assets available for benefits per the Form 5500	$ (23,946,325)

McGladrey & Pullen
Certified Public Accountants

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Financial Report
December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
The Valspar 401(k) Employee Stock Ownership Plan
for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the change in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 30, 2008

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

Assets (Note 1)	**2007**	2006
Investments, at fair value (Note 3):		
Interest in The Valspar Corporation Master Trust	**$ 480,950,286**	$ 215,196,819
Loans	**6,404,492**	3,465,072
Total investments	**487,354,778**	218,661,891
Employer contributions receivable	**8,559,759**	-
Net assets available for benefits, at fair value	**495,914,537**	218,661,891
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**416,671**	244,062
Net assets available for benefits	**$ 496,331,208**	$ 218,905,953

See Notes to Financial Statements.

The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions (deductions) to net assets attributed to:	
Employee contributions	$ 14,285,831
Employer contributions	12,742,539
Interest in investment loss of The Valspar Corporation Master Trust (Note 3)	(14,862,850)
Interest income from loans	295,110
	12,460,630
Deductions from net assets attributed to:	
Distributions to participants	(21,993,163)
Administrative costs	(95,061)
	(22,088,224)
Net decrease before transfers	(9,627,594)
Transfers from The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees and The Valspar Profit Sharing Retirement Plan, net (Note 1)	287,052,849
Net increase after transfers	277,425,255
Net assets available for benefits:	
Beginning of year	218,905,953
End of year	$ 496,331,208

See Notes to Financial Statements.

Note 1. Description of the Plan

The following description of The Valspar 401(k) Employee Stock Ownership Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions. Effective January 1, 2008, the board of directors of The Valspar Corporation (the Company) elected to change the Plan name to The Valspar Savings and Retirement Plan.

General: The Company established the Plan to provide retirement and other benefits for employees and their beneficiaries. The Plan is a defined-contribution plan that is available to all salaried employees and provides for retirement benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company has appointed Fidelity Management Trust Company (Fidelity) (the Trustee) to be the trustee of the Plan.

Eligibility: Individuals become eligible to defer wages on the first of the month after the date of hire or the first day of the month after 30 days of employment. Participants must complete one year of service to share in the Company's contributions to the Plan.

Contributions: Employees electing to participate in the Plan make voluntary contributions on a pretax or after-tax basis subject to certain limits. The Company has agreed to contribute an amount equal to one-half of the first 6 percent of each employee's contribution (to a maximum match of 3 percent of eligible wages). Additionally, the Company contributes a performance-based matching contribution if the Company meets certain targeted earnings as defined in accordance with the Plan. There was no performance match for the year ended December 31, 2007.

Vesting: Employee contributions vest immediately, and Company contributions vest after three years of service (except for instances when participants attain the normal retirement age or after reaching age 60, are terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant becomes immediately vested).

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduce the Company's contribution in the year of forfeiture. Total forfeitures applied against employer contributions were approximately $57,000 in the year ended December 31, 2007. There were no forfeitures outstanding as of December 31, 2007 and 2006.

Investment options: Participants currently have the option to allocate plan contributions among several investment options, including the common stock of the Company. All Company matching contributions are invested in Company stock. Employees have the ability to diversify all employee contributions. Employees also have full diversification of the Company's matching contribution.

Participant accounts: Each participant's account is credited with the participant's contributions, the Company's matching contributions, the Company's additional discretionary matching contributions, if any, and an allocation of plan earnings. Allocations are based on participants' earnings and account balances, as defined.

Dividends: Dividends on Company stock are either reinvested in The Valspar Corporation Stock Fund or distributed to participants. Dividends on Valspar common stock received by The Valspar Corporation Master Trust (the Master Trust) totaled approximately $4,375,000 for the year ended December 31, 2007. For the year ended December 31, 2007, the financial statements and master trust footnote reflect only the amount of dividends reinvested, which totaled approximately $4,327,000 on the master trust level.

Note 1. Description of the Plan (Continued)

Benefits paid to participants: Participants may elect to receive benefits in the form of a lump-sum distribution, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or the joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits will be paid in the form of a lump-sum distribution in the event that the participant's vested account balance does not exceed $5,000.

Loans: Participants are permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period is not to exceed 60 months. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1 percent. Interest rates ranged from 4.00 percent to 9.25 percent for the year ended December 31, 2007. Principal and interest are paid through after-tax payroll deductions over the terms of the notes, which expire through 2011.

Plan administration: The Plan is administered by The Valspar Corporation, which absorbs a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee is responsible for holding the assets of the Plan and participant record keeping.

Transfers: Effective January 1, 2008, the board of directors of the plan sponsor elected to partially merge the Plan with The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees and The Valspar Profit Sharing Retirement Plan. This partial merger took place on December 31, 2007, when the funds transfer occurred.

New accounting pronouncements: In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007, for financial assets and liabilities and to reporting periods beginning after November 15, 2008, for nonfinancial assets and liabilities. The Company is currently assessing the potential effect, if any, of SFAS No. 157 on the Plan's financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of SFAS No. 115* (SFAS No. 159). SFAS No. 159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 applies to reporting periods beginning after November 15, 2007. The Company is currently assessing the potential effect, if any, of SFAS No. 159 on the Plan's financial statements.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Investment valuation: Investments in the Valspar Corporation Master Trust are stated at current fair value as determined by the Trustee, which holds the various investments. The Trustee values securities that are traded on a national exchange at the last reported sales price on the last business day of the reporting period; investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and ask prices. The investments in the fully benefit-responsive investment contract (common/collective trust) are stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. As provided in the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans,* an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model, which considers recent fee bids as determined by recognized dealers, the discount rate and the duration of the underlying portfolio securities. Investments in the Valspar Corporation stock are recorded at the net underlying net asset value per unit as determined by the Plan's Trustee, which approximates fair value based on the quoted market price of the Company common stock. Purchases and sales of investments are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date. Investments in participant loans are valued at the principal balance of the loan, which approximates fair value.

Benefits paid to participants in shares of the Company are valued at fair value at the date paid.

Revenue recognition: Interest income is recorded on the accrual basis. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Tax status: The Plan obtained its latest determination letter on March 2, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Termination of the Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 3. Investments

Assets of the Plan are held in the Master Trust. The Master Trust also holds assets of The Valspar 401(k) Employee Stock Ownership Plan for Hourly Employees and The Valspar Profit Sharing Retirement Plan.

Fidelity serves as the trustee of the Master Trust, and participants can choose among several investment options. Participants may change their investment elections and allocations daily in 1 percent increments. Participants are allowed to change their salary deferral percentages at any time.

The Plan's interest in the fair value of the Master Trust was 92.0 percent and 38.6 percent on December 31, 2007 and 2006, respectively. Investments of the Master Trust are determined on a unit-value basis as determined by Fidelity and Wells Fargo. The Plan's investment returns may not approximate these percent interests in the returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

Note 3. Investments (Continued)

The Plan provides for investments in various investment securities, including employer stock, which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities have occurred since December 31, 2007, or will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The fair values of investment funds of the Master Trust in which the Plan invests are as follows:

	December 31	
	2007	2006
The Valspar Corporation Stock Fund	$ 187,228,585	$ 237,928,360
Fidelity Managed Income Portfolio II Fund	58,200,667	67,270,944
Dodge & Cox Stock Fund	53,721,196	58,293,583
Fidelity Diversified International Fund	46,578,690	37,207,993
Marsico Focus Fund	46,074,554	6,030,727
Fidelity U.S. Equity Index Fund	40,838,154	43,197,824
Wells Fargo Small Company Growth Fund I	30,860,484	34,864,758
Western Asset Core Fund	23,123,879	23,485,479
Fidelity Freedom 2010 Fund	7,510,509	2,938,413
Fidelity Freedom 2025 Fund	5,489,313	1,761,578
Fidelity Freedom 2015 Fund	5,467,962	1,728,885
Fidelity Freedom 2020 Fund	4,750,473	1,242,907
Fidelity Freedom 2030 Fund	3,855,837	552,435
Fidelity Freedom 2035 Fund	2,891,274	1,065,633
Fidelity Freedom 2040 Fund	2,606,425	471,886
Fidelity Freedom 2045 Fund	1,622,418	379,167
Fidelity Freedom Income Fund	1,381,295	405,585
Fidelity Freedom 2050 Fund	903,825	86,548
Alliance Growth Fund	-	39,373,898
	$ 523,105,540	$ 558,286,603

The net investment loss of the Master Trust for the year ended December 31, 2007, is as follows:

Dividends	$ 25,186,549
Net depreciation in fair value of investments	(43,145,454)
	$ (17,958,905)

Note 4. Transactions With Parties in Interest

Origination and record-keeping fees for participant loans are charged to the participants' individual accounts.

During the years ended December 31, 2007 and 2006, the Master Trust purchased 1,328,000 shares and 858,812 shares of common stock of the Company at a cost of approximately $35,698,000 and $22,934,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $4,375,000 for the year ended December 31, 2007. These transactions are exempt party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 496,331,208	$ 218,905,953
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(416,671)	(244,062)
Net assets available for benefits per Form 5500	$ 495,914,537	$ 218,661,891

The following is a reconciliation of the net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the year ended December 31, 2007:

Net decrease in net assets available for benefits per the financial statement before transfers	$ (9,627,594)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, beginning of year	244,062
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts, end of year	(416,671)
Net decrease in net assets available for benefits per the Form 5500	$ (9,800,203)

END